Exhibit (a)(5)(F)

Horizon Therapeutics plc Completes Acquisition of Viela Bio, Inc.

DUBLIN – March 15, 2021 – Horizon Therapeutics plc (Nasdaq: HZNP) today announced that it has completed the acquisition of Viela Bio, Inc. (Nasdaq: VIE) (“Viela”).

“The Viela acquisition provides multiple opportunities to drive long-term growth and solidify our future as an innovation-driven biotech company,” said Tim Walbert, chairman, president and chief executive officer, Horizon. “With its deep, mid-stage biologics pipeline, strong R&D team and on-market medicine UPLIZNA®, Viela is a strong complementary strategic fit with our pipeline, commercial portfolio and therapeutic areas of focus. It also gives us tremendous potential to make an even greater impact on the lives of people with rare, autoimmune and severe inflammatory diseases.”

Strategic Rationale

•	Adds to commercial rare disease medicine portfolio with UPLIZNA (inebilizumab-cdon)

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UPLIZNA is the first and only FDA-approved B-cell-depleting humanized monoclonal antibody for the treatment of neuromyelitis optica spectrum disorder (NMOSD), a rare, severe, autoimmune disease that attacks the optic nerve, spinal cord and brain stem, which leads to loss of vision and paralysis, in adults who are anti-aquaporin-4 (AQP4) antibody positive.

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Strengthens current R&D capability by adding a team with early-stage research, translational and clinical development capabilities along with deep scientific knowledge in autoimmune and severe inflammatory diseases.

•	Adds deep, mid-stage biologics pipeline focused primarily on autoimmune and severe inflammatory diseases.

•	The current Viela pipeline includes four therapeutic candidates currently in nine development programs.

•	UPLIZNA

•	Phase 3 trials in myasthenia gravis, a chronic, rare autoimmune neuromuscular disease and in IgG4-related disease, a group of disorders marked by tumor-like swelling and fibrosis of affected organs.

•	Phase 2 trial for kidney transplant desensitization (paused due to COVID-19).

•	VIB4920

•	Investigational fusion protein designed to block a key co-stimulatory pathway involved in many autoimmune and inflammatory diseases.

•	Phase 2b trial in Sjögren’s syndrome and Phase 2 trials for kidney transplant rejection and rheumatoid arthritis.

•	VIB7734

•	Investigational human monoclonal antibody designed to deplete plasmacytoid dendritic cells (pDCs), a cell type believed to be critical to the pathogenesis of multiple autoimmune diseases.

•	Phase 2 trial for systemic lupus erythematosus (SLE) expected to begin in the first half of 2021.

•	Phase 1 study for the treatment of COVID-19-related acute lung injury.

•	VIB1116

•	Monoclonal antibody for autoimmune diseases expected to begin Phase 1 first-in-human trial in mid-2021.

Transaction details

The acquisition was structured as a two-step cash tender offer for all the issued and outstanding shares of Viela common stock at a price of $53.00 per share. As of the expiration of the tender offer at one minute following 11:59 p.m. Eastern Time, on March 12, 2021, the depositary for the tender offer advised Horizon and Viela that stockholders holding approximately 94% of the outstanding shares of common stock of Viela had tendered their shares, satisfying the minimum condition to consummate the tender offer. All of the conditions to the offer have been satisfied and on March 13, 2021, Teiripic Merger Sub, Inc., an indirect wholly owned subsidiary of Horizon (“Purchaser”), accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn prior to the expiration of the tender offer.

Also, on March 15, 2021, following its acceptance of the tendered shares, Horizon completed its acquisition of Viela through the merger of Purchaser with and into Viela without a vote of Viela’s stockholders pursuant to Section 251(h) of the Delaware General Corporation Law (“DGCL”). As a result of the merger, Viela became an indirect wholly owned subsidiary of Horizon. In connection with the merger, all Viela shares not validly tendered into the tender offer (other than shares owned by Viela, Horizon Therapeutics USA, Inc. (“Parent”) or Purchaser or any direct or indirect wholly owned subsidiary of Viela, Parent or Purchaser, which were cancelled and retired and ceased to exist, and no consideration delivered in exchange therefor) have been cancelled and (other than any shares held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who had properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the merger, had neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) converted into the right to receive the same $53.00 per share, net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, as will be paid for all shares that were validly tendered (and not validly withdrawn) in the tender offer. Viela common stock will cease to be traded on the Nasdaq Global Select Market. Horizon anticipates the transaction will reduce its adjusted EBITDA by approximately $140 million in 2021, nearly all of which is attributable to increased R&D investment.

In addition, Elizabeth H.Z. Thompson, Ph.D., has been promoted to executive vice president, research and development and will lead the day-to-day operations for the Horizon pipeline. Jörn Drappa, M.D., Ph.D., has been named executive vice president, research and development and will lead the day-to-day operations for the Viela pipeline. Jörn was the former chief medical officer and head of research and development at Viela. Karin Rosén, M.D., Ph.D. is no longer with the company.

Information for UPLIZNA Patients

People living with NMOSD who are currently taking UPLIZNA should continue to work with their doctor and Viela VIPs representative. For immediate questions, the Viela VIPs team can be reached at 1-833-842-8477 Monday through Friday, 8 a.m. to 8 p.m. ET.

Information for Health Care Professionals

Physicians can continue to communicate with their current Viela representative and use the Patient Referral Form available on VielaVIPs.com to prescribe UPLIZNA. Physicians who have medical questions related to UPLIZNA should call or email Viela Bio Medical Information at 1-855-558-4352 or medinfo@vielabio.com.

Information for Infusion Centers

Infusion centers should continue to infuse patients as medically appropriate and work with their current Viela representative. If you have a question about the transition and would like to speak with someone from Horizon Patient Services, please call 1-833-469-8331 Monday to Friday, 8 a.m. through 8 p.m. ET.

About Neuromyelitis Optica Spectrum Disorders (NMOSD) NMOSD is a unifying term for neuromyelitis optica (NMO) and related syndromes. NMOSD is a rare, severe, relapsing, neuroinflammatory autoimmune disease that attacks the optic nerve, spinal cord and brain stem. Approximately 80% of all patients with NMOSD test positive for anti-AQP4 antibodies.

These AQP4 autoantibodies are produced by CD19+ B cells and bind primarily to astrocytes in the central nervous system. Binding of AQP4 antibodies to central and peripheral nervous system cells is believed to trigger attacks, which can damage the optic nerve, spinal cord and brain. Loss of vision, paralysis, loss of sensation, bladder and bowel dysfunction, nerve pain and respiratory failure can all be manifestations of the disease. Each NMOSD attack can lead to further damage and disability. NMOSD occurs more commonly in women and may be more common in individuals of African and Asian descent.

About UPLIZNA

INDICATION

UPLIZNA is indicated for the treatment of neuromyelitis optica spectrum disorder (NMOSD) in adult patients who are anti-aquaporin-4 (AQP4) antibody positive.

IMPORTANT SAFETY INFORMATION

UPLIZNA is contraindicated in patients with:

•	A history of life-threatening infusion reaction to UPLIZNA

•	Active hepatitis B infection

•	Active or untreated latent tuberculosis

WARNINGS AND PRECAUTIONS

Infusion Reactions: UPLIZNA can cause infusion reactions, which can include headache, nausea, somnolence, dyspnea, fever, myalgia, rash or other symptoms. Infusion reactions were most common with the first infusion but were also observed during subsequent infusions. Administer pre-medication with a corticosteroid, an antihistamine and an anti-pyretic.

Infections: The most common infections reported by UPLIZNA-treated patients in the randomized and open-label periods included urinary tract infection (20%), nasopharyngitis (13%), upper respiratory tract infection (8%) and influenza (7%). Delay UPLIZNA administration in patients with an active infection until the infection is resolved.

Increased immunosuppressive effects are possible if combining UPLIZNA with another immunosuppressive therapy.

The risk of hepatitis B virus (HBV) reactivation has been observed with other B-cell-depleting antibodies. Perform HBV screening in all patients before initiation of treatment with UPLIZNA. Do not administer to patients with active hepatitis.

Although no confirmed cases of Progressive Multifocal Leukoencephalopathy (PML) were identified in UPLIZNA clinical trials, JC virus infection resulting in PML has been observed in patients treated with other B-cell-depleting antibodies and other therapies that affect immune competence. At the first sign or symptom suggestive of PML, withhold UPLIZNA and perform an appropriate diagnostic evaluation.

Patients should be evaluated for tuberculosis risk factors and tested for latent infection prior to initiating UPLIZNA.

Vaccination with live-attenuated or live vaccines is not recommended during treatment and after discontinuation, until B-cell repletion.Reduction in Immunoglobulins: There may be a progressive and prolonged hypogammaglobulinemia or decline in the levels of total and individual immunoglobulins such as immunoglobulins G and M (IgG and IgM) with continued UPLIZNA treatment. Monitor the level of immunoglobulins at the beginning, during, and after discontinuation of treatment with UPLIZNA until B-cell repletion especially in patients with opportunistic or recurrent infections.

Fetal Risk: May cause fetal harm based on animal data. Advise females of reproductive potential of the potential risk to a fetus and to use an effective method of contraception during treatment and for 6 months after stopping UPLIZNA.

Adverse Reactions: The most common adverse reactions (at least 10% of patients treated with UPLIZNA and greater than placebo) were urinary tract infection and arthralgia.

For additional information on UPLIZNA, please see Prescribing Information at www.UPLIZNA.com.

About Horizon

Horizon is focused on the discovery, development and commercialization of medicines that address critical needs for people impacted by rare, autoimmune and severe inflammatory diseases. Our pipeline is purposeful: we apply scientific expertise and courage to bring clinically meaningful therapies to patients. We believe science and compassion must work together to transform lives. For more information on how we go to incredible lengths to impact lives, please visit www.horizontherapeutics.com and follow us on Twitter, LinkedIn, Instagram and Facebook.

Note Regarding Use of Non-GAAP Financial Measures

EBITDA, or earnings before interest, taxes, depreciation and amortization, adjusted EBITDA and non-GAAP adjusted net sales are used and provided by Horizon as non-GAAP financial measures. Adjusted EBITDA and non-GAAP adjusted net sales are intended to provide additional information on Horizon’s performance, operations, profitability and cash flows. Adjustments to Horizon’s GAAP figures as well as EBITDA exclude acquisition-related expenses, an upfront fee for a license of a patent and settlement amounts in relation to prior litigation, as well as non-cash items such as share-based compensation, depreciation and amortization, royalty accretion, non-cash interest expense and other non-cash adjustments. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Horizon maintains an established non-GAAP cost policy that guides the determination of what costs will be excluded in non-GAAP measures. Horizon believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Horizon’s financial and operating performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of Horizon’s expected 2021 financial results and trends and to facilitate comparisons between periods and with respect to projected information. In addition, these non-GAAP financial measures are among the indicators Horizon’s management uses for planning and forecasting purposes and measuring Horizon’s performance. For example, adjusted EBITDA is used by Horizon as one measure of management performance under certain incentive compensation arrangements. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Horizon may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies. Horizon has not provided reconciliations of its full-year 2021 adjusted EBITDA outlook to an expected net income (loss) outlook because certain items, such as acquisition-related expenses and share-based compensation, that are a component of net income (loss) and impact GAAP income taxes expenses, cannot be reasonably estimated at this time or projected due to the significant impact of changes in Horizon’s share price and forecasted full-year income by country, the variability associated with the size or timing of acquisitions and other factors. These components of net income (loss) could significantly impact Horizon’s actual net income (loss).

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to the expected benefits of the Viela acquisition, Horizon’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, including Horizon’s expected full-year 2021 net sales, non-GAAP adjusted net sales and adjusted EBITDA, expected patent terms, development programs and other statements that are not historical facts. These forward-looking statements are based on Horizon’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks associated with the Viela acquisition, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Viela and its medicines and infrastructure, including uncertainty of the expected financial performance of Viela’s medicines and whether and when the Viela acquisition will be accretive to Horizon’s adjusted EBITDA; disruption from the Viela acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the Viela acquisition and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies and the possibility that if the Viela acquisition does not result in the expected benefits as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s ordinary shares could decline; the impacts of the COVID-19 pandemic and actions taken to slow its spread, including impacts on the supply and net sales of Horizon’s medicines and potential delays in clinical trials, as well as other risks related to Horizon’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s filings and reports with the U.S. Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2020. Horizon undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

Horizon contacts:

Tina Ventura

Senior Vice President, Investor Relations

Investor-relations@horizontherapeutics.com

Ruth Venning

Executive Director, Investor Relations

Investor-relations@horizontherapeutics.com

U.S. Media Contacts:

Geoff Curtis

Executive Vice President, Corporate Affairs & Chief Communications Officer

media@horizontherapeutics.com

Ireland Media Contact:

Gordon MRM

Ray Gordon

ray@gordonmrm.ie